April 26, 2019

Steve Saleen
Chief Executive Officer
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, California 92882

       Re: Saleen Automotive, Inc.
           Amendment No. 1 to Registration Statement on Form 10
           Filed April 9, 2019
           File No. 000-55236

Dear Mr. Saleen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10

Executive Compensation, page 35

1. Please update your executive compensation disclosure for your fiscal year ended March
      31, 2019.
Certain Relationships and Related Transactions, page 36

2. We note your disclosure that you have received nominal payments from Molexiel, Inc.
      under the license agreement. We also note that the license agreement provides for minimum annual royalty payments, including $34,000 for 2017, and $62,000 for 2018.
      Please disclose whether such royalty payments have been made by Molexiel.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Steve Saleen
Saleen Automotive, Inc.
April 26, 2019
Page 2

action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameSteve Saleen                          Sincerely,
Comapany NameSaleen Automotive, Inc.
                                                        Division of Corporation
Finance
April 26, 2019 Page 2                                   Office of
Transportation and Leisure
FirstName LastName